Exhibit 3.1

TEKELEC

CERTIFICATE OF SECRETARY

     I hereby certify that I am the duly elected, qualified and acting Secretary of Tekelec, a California corporation (the “Company”), and that, pursuant to resolutions of the Board of Directors of the Company at a meeting duly held on April 7, 2005, the following amendment to the Bylaws of the Company was adopted:

     Section 6.4. of Article VI was amended to read in its entirety as follows:

“Section 6.4. Indemnification and Insurance.

          (a) The corporation shall, to the maximum extent and in the manner permitted by the California General Corporation Law, but subject to any limitations set forth in any applicable indemnification agreement between the Company and any director or officer of the Company, indemnify each of its directors and officers against expenses (as defined in Section 317(a) of the California General Corporation Law), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding (as defined in Section 317(a) of the California General Corporation Law), arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.4, a “director” or “officer” of the corporation includes any person (i) who is or was a director or executive officer of the corporation, (ii) who is or was serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was a director or executive officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

          (b) The corporation shall have the power, to the extent and in the manner permitted by the California General Corporation Law, to indemnify each of its employees and agents (other than directors and officers) against expenses (as defined in Section 317(a) of the California General Corporation Law), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding (as defined in Section 317(a) of the California General Corporation Law), arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.4 an “employee” or “agent” of the corporation (other than a director or officer) includes any person (i) who is or was an employee or agent of the corporation, (ii) who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

          (c) Expenses incurred in defending any civil or criminal action or proceeding for which indemnification is required pursuant to Section 6.4(a), or for which indemnification is permitted pursuant to Section 6.4(b) following authorization thereof by the Board of Directors, shall be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the indemnified party to repay such amount if it shall ultimately be determined that the indemnified party is not entitled to be indemnified as authorized in this Section 6.4. Notwithstanding the foregoing, the corporation shall not be required to advance expenses to a director or officer with respect to proceedings or claims initiated or brought voluntarily by such director or officer and not by way of defense, except with respect to proceedings or claims initiated or brought to enforce any indemnification agreement or a right to indemnification under Section 317 of the California General Corporations Law or under any other statute or law, but such advancement of expenses may be provided by the corporation in specific cases if the Board of Directors has approved the initiation or bringing of such suit.

          (d) The indemnification provided by this Section 6.4 shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, to the extent that such additional rights to indemnification are authorized in the Articles of Incorporation.

          (e) The corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was an agent of the corporation against any liability asserted against or incurred by such person in such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of this Section 6.4.

          (f) No indemnification or advance shall be made under this Section 6.4, except where such indemnification or advance is mandated by law or the order, judgment or decree of any court of competent jurisdiction, in any circumstance where it appears:

          (i) That is would be inconsistent with a provision of the Articles of Incorporation, these bylaws, a resolution of the shareholders or an agreement in effect at the time of the accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid, which prohibits or otherwise limits indemnification; or

          (ii) That it would be inconsistent with any condition expressly imposed by a court in approving a settlement.”

     IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal as of the 7th day of April, 2005.

/s/ Ronald W. Buckly

Ronald W. Buckly, Secretary